April 23, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Reserve Life Assurance Co. of Ohio

Separate Account VA U

WRL Freedom Premier III Variable Annuity

File Nos. 333-108525/811-21427

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA U of Western Reserve Life Assurance Co. of Ohio (“WRL” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system.

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (WRL Freedom Premier III Variable Annuity.

3.	The fee table only occasionally states the maximum and current. Please put a notation in the paragraphs above the fee sections “All fees are maximum unless otherwise noted.” This needs to be included in each of the sections.

Response: Please see Page 14 of the Prospectus attached.

4.	Where we do show a maximum and current, please put the “current” in italics or bold.

Response: Please see Pages 15-16 of the Prospectus attached.

5.	Please clarify supplementally the components that comprise the Total Separate Account Expenses (2.35%). Clarify which benefits are mutually exclusive. Add this to the Footnote.

Response: The components are the Double Enhanced Death Benefit, the Liquidity Rider and the Fund Facilitation Fee. Please see Page 19 of the Prospectus attached.

6.	Please remove the “Highest Net” in the Total Portfolio Annual Operating Expenses”, per 3a Instruction 19 of N-4. If you which to show this, need to put it in a footnote.

Response: Please see Pages 16-17 of the Prospectus attached.

7.	Please remove the Expense Examples (Highest Net), per Instruction 21b of N-4. If you wish to include, please put in a footnote.

Response: Please see Pages 16-18 of the Prospectus attached.

8.	Please add a header before each section that coincides with the fee table to break up the footnotes. Example “Policy Owner Transaction Expenses”.

Response: Please see Pages 19-21 of the Prospectus attached.

9.	Please note that the 5% Annually Compounding Death Benefit cannot be elected with the RIC, RIC Doubling and RIC 1.2 Riders.

Response: Please see Page 19 (Optional Separate Account Expenses footnote) of the Prospectus attached.

10.	Page 40. Excess Interest Adjustment. Please describe how this is determined and give a brief illustration.

Response: Please see Appendix Excess Interest Adjustment Examples, Pages 118-121 of the Prospectus attached.

11.	Page 54. Other Terms and Conditions. Clarify what other options are not available.

Response: Please see Page 58 of the Prospectus attached.

12.

Page 80, 1st Paragraph under RIC 1.2 IB. Clarify in plain english, a description of what Direct Allocation ad Open Allocation are for. Can use language like described later in the RIC 1.2 section “The OAM Process is designed to help the Company manage portfolio risk and support guarantees under the rider” as long as this included Direct as well.

Response: Please see Page 85 of the Prospectus attached.

13.

Page 81 under Rider Withdrawal Amount, Qualified Policies, 2nd bullet: Since a withdrawal may vary by policy year and MRDA may vary by calendar year, please clarify which required distribution amount is used in any given policy year.

Response: Please see Page 86 of the Prospectus attached.

14.	Page 82, 1st full paragraph. Prospectus notes rider terminates. What are the consequences of termination? Please disclose the consequences of termination in the Termination Section on page 90 as well.

Response: Please see Pages 87 and 96 of the Prospectus attached.

15.	Page 80, Example. Termination in terms of a flat $ amount. Looking at the last 3 or 4 lines, blank $. This represents a xx% of $RWA? Need to explain what this represents: (example: this $ represents the % of your RWA.)

Response: Please see Page 85 of the Prospectus attached.

16.	Page 82, first complete paragraph. Clarify distinction between when rider terminates and when the policy value transfers.

Response: Please see Page 87 of the Prospectus attached.

17.	Page 82, Benefit Base, 2nd sentence. Define Election Date – since it shows as a defined term.

Response: Please see Page 88 of the Prospectus attached.

18.	Page 83, Automatic Step-up Opt. Where we say your benefit percentage will be reset, clarify benefit will reset in accordance with the Table on page 82.

Response: Please see Page 88 of the Prospectus attached.

19.	Page 84, Benefit Annuity Payments and the Election Date. Rider Amount Factor and Policy Amount Factor, clarify these terms, including what they are referring to.

Response: Please see Page 89 of the Prospectus attached.

20.	Page 85, 2nd column, paragraph that starts Generally. The bracketed words, please confirm which one and update.

Response: Please see Page 91 of the Prospectus attached.

21.	Page 85, column 2, You may not allocate premium…. Is the fixed account an investment option for customers. If it is, clarify what they cannot use per this paragraph.

Response: Please see Page 91 of the Prospectus attached. The fixed account is not an OA subaccount for this feature.

22.	Same paragraph as above. Please clarify supplementally whether the Transamerica ProFunds Ultra Bear fund is available as an investment option to customers.

Response: The Transamerica ProFunds Ultra Bear VP subaccount is not an investment option available for customers.

23.	The prospectus notes in various places excess withdrawals can have an adverse consequences on withdrawals. Please explain in plain English in the rider. In the Rider section, “Excess Withdrawals” discussion of how this can hurt you and cross reference to the appendix.

Response: Please see Pages 85 and 138-143 of the Prospectus attached.

24.	In the Appendix for the Comparison Table, add the GMIB since it is so similar to the GLWB.

Response: Please see Appendix Guaranteed Lifetime Withdrawal Benefit Comparison Table, Pages 126-130 of the Prospectus attached.

25.	Page 130, example 5,:this calculation is not consistent with the disclosure found in Section titled Growth that appears on page 83. Please rephrase the discussion of the calculation to mirror the language used on page 83.

Response: Please see Pages 141-143 of the Prospectus attached. That formula has been deleted.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Western Reserve Life Assurance Co. of Ohio

cc:	Frederick R. Bellamy

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted. ~~Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.~~Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	8.50%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

~~The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses.~~

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $30 per policy
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.10%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.25%
Optional Separate Account Expenses:
Double Enhanced Death Benefit	0.40%
5% Annually Compounding Death Benefit	0.30%
Annual Step-Up Death Benefit	0.25%
Return of Premium Death Benefit	0.05%
Liquidity Rider	0.50%
Fund Facilitation Fee	0.20%
Premium Enhancement Rider	0.25%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.35%

Optional Rider Fees:
Beneficiary Earnings Enhancement - Extra II (annual charge based on policy value)	0.55%
Living Benefits Rider (annual charge - a % of Total Withdrawal Base)	0.90%
Retirement Income Choice Rider - Single Life Option (annual charge - a % of Withdrawal Base)
Base Benefit (Maximum)	1.35%
~~Base Benefit (Current)~~ Base Benefit (Current)	0.60%
Additional Benefits available with the Retirement Income Choice Rider:
Death Benefit	0.25%
Income Enhancement Benefit	0.15%
Maximum Total Retirement Income Choice Rider Fees (Single Life) with Highest Combination of Benefits	1.75%
Current Total Retirement Income Choice Rider Fees (Single Life) with Highest Combination of Benefits	1.00%
Retirement Income Choice Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~ Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice Rider:
Death Benefit	0.20%
Income Enhancement Benefit	0.30%
Maximum Total Retirement Income Choice Rider Fees (Joint Life) with Highest Combination of Benefits	2.15%
Current Total Retirement Income Choice Rider Fees (Joint Life) with Highest Combination of Benefits	1.40%
Retirement Income Choice with Double Withdrawal Base Benefit Rider - Single Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~ Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice with Double Withdrawal Base Benefit Rider:
Death Benefit	0.25%
Income Enhancement Benefit	0.15%
Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	2.05%
Current Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	1.30%
Retirement Income Choice with Double Withdrawal Base Benefit Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~ Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice with Double Withdrawal Base Benefit Rider:
Death Benefit	0.20%
Income Enhancement Benefit	0.30%

Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits		2.15%
Current Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits		1.40%
Retirement Income Choice 1.2 IB Rider (annual charge - a % of benefit base):
Base Benefit Open Allocation Method (Maximum)	~~%~~	1.85%
~~Base Benefit Open Allocation Method (Current)~~		~~%~~
Base Benefit Open Allocation Option (Current)		1.10%
~~Base Benefit Designated Allocation Method Class 1 (Maximum)~~		~~%~~
Base Benefit Designated Allocation Method Group A (Maximum)		2.00%
~~Base Benefit Designated Allocation Method Class 1 (Current)~~		~~%~~
Base Benefit Designated Allocation Group A (Current)		1.25%
~~Base Benefit Designated Allocation Method Class 2 (Maximum)~~		~~%~~
Base Benefit Designated Allocation Group B (Maximum)		1.65%
~~Base Benefit Designated Allocation Method Class 2 (current)~~		~~%~~
Base Benefit Designated Allocation Group B (Current)		0.90%
~~Base Benefit Designated Allocation Method Class 3 (Maximum)~~		~~%~~
Base Benefit Designated Allocation Group C (Maximum)		1.15%
~~Base Benefit Designated Allocation Method Class 3 (Current)~~		~~%~~
Base Benefit Designated Allocation Group C (Current)		0.40%
Additional Benefits available with the Retirement Income Choice 1.2 IB Rider:
Death Benefit (Single Life Option)		0.25%
Death Benefit (Joint Life Option)		0.20%
Income Enhancement Benefit (Single Life Option)		0.15%
Income Enhancement Benefit (Joint Life Option)		0.30%
Maximum Total Retirement Income Choice 1.2 IB Rider Fees (Joint Life) with Highest Combination of Benefits		~~%~~2.50%
Current Total Retirement Income Choice 1.2 IB Rider Fees (Joint Life) with Highest Combination of Benefits		~~%~~1.75%

~~The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios forthe year ended December 31, 2008 (before any fee waiver or expense reimbursements). Expenses may be higher orlower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus foreach portfolio.Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets,including management fees, distribution and/or service 12b-1 fees, and other expenses):~~

~~Lowest Gross~~	~~%~~
~~Highest Net (after contractual waiver of fees and reimbursement of expenses)~~	~~%~~
~~Highest Gross~~	~~%~~

~~The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.~~

~~The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2008, and the base policy with the combination of available optional features or riders with the highest fees and expenses including the Fund Facilitation Fee, Annual Step-Up Death Benefit, Beneficiary Earnings Enhancement - Extra II Rider, and Retirement Income Choice 1.2 IB Rider - Joint Life with additional Death Benefit and Income Enhancement options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:Expense Examples (Highest Gross):~~

~~If the policy is surrendered at the end of the applicable time period (without Liquidity Rider):~~

~~1 Year~~	~~$~~
~~3 Years~~	~~$~~
~~5 Years~~	~~$~~
~~10 Years~~	~~$~~

~~If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without Liquidity Rider):~~

~~1 Year~~	~~$~~
~~3 Years~~	~~$~~
~~5 Years~~	~~$~~
~~10 Years~~	~~$If the policy is surrendered at the end of the applicable time period (with Liquidity Rider):~~
~~1 Year~~	~~$~~
~~3 Years~~	~~$~~

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2008 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

~~5 Years~~	~~$~~

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

~~10 Years~~	~~$~~
Lowest Gross		0.35%

~~If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with Liquidity Rider):~~

Highest Gross		2.49%
~~1 Year~~	~~$~~

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

~~3 Years~~	~~$~~

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2008, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the Highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Beneficiary Earnings Enhancement - Extra II Rider, and Retirement Income Choice 1.2 IB Rider - Joint Life with additional Death Benefit and Income Enhancement options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

~~5 Years~~	~~$~~
~~10 Years~~	~~$~~

~~Expense Examples~~Expense Examples (Highest Gross):~~(Highest Net):~~

If the policy is surrendered at the end of the applicable time period (without Liquidity Rider):

1 Year	~~$~~	$1443
3 Years	~~$~~	$2664
5 Years	~~$~~	$3843
10 Years	~~$~~	$6798

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without Liquidity Rider):

1 Year	~~$~~	$678
3 Years	~~$~~	$2034
5 Years	~~$~~	$3393
10 Years	~~$~~	$6798

If the policy is surrendered at the end of the applicable time period (with Liquidity Rider):

1 Year	~~$~~	$1491
3 Years	~~$~~	$2800
5 Years	~~$~~	$3601
10 Years	~~$~~	$7126

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with Liquidity Rider):

1 Year	~~$~~	$726
3 Years	~~$~~	$2170
5 Years	~~$~~	$3601
10 Years	~~$~~	$7126

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see “Distributor of the Policies.”

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Annuity Policy Fee Table and Expense Examples: The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

Policy Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment choices. The surrender charge decreases based on the number of years since the premium payment was made.

If you select the Life with Emergency Cash® annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See section “5. Expenses”.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees. Note: the Double Enhanced Death Benefit and the 5% Annual Step-Up cannot be elected with the Retirement Income Choice, the Retirement Income Choice with Double Withdrawal Base, or Retirement Income Choice 1.2IB.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the AllianceBernstein Balanced Wealth Strategy Portfolio (0.20%) and the Franklin Templeton VIP Founding Funds Allocation Fund (0.15%). See section “5. Expenses”.

Liquidity Rider: This fee is only charged for the first four policy years.

Optional Premium Enhancement Rider: This fee (0.25%) (0.15% if the optional Liquidity Rider, which also has a fee, is also elected) is in addition to the mortality and expense risk fee.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses~~: This reflects the base separate account expenses plus any optional separate account expenses, but does not include any annual optional rider fees.~~: This reflects the base separate account expenses, the Double Enhanced Death Benefit fee, the Liquidity Rider fee, plus the Fund Facilitation Fee, but does not include any annual optional rider fees.

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Beneficiary Earnings Enhancement - Extra II: This annual fee is a percentage of the policy value and is only deducted during the accumulation phase.

Living Benefits Rider: The annual fee is a percentage of the “principal back” Total Withdrawal Base. The “principal back” Total Withdrawal Base on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the “principal back” Total Withdrawal Base is equal to: the “principal back” Total Withdrawal Base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

Retirement Income Choice Rider and Retirement Income Choice with Double Withdrawal Base Benefit Rider -base benefit: The annual fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments. Note: ~~If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit.~~ If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit or the 5% Annually Compounding Death Benefit.

Retirement Income Choice Rider 1.2 IB Rider - base benefit: The fee is a percentage of the benefit base. The benefit base on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). During any rider year, the benefit base is equal to the benefit base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent benefit base adjustments. Note: ~~If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit.~~ If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit or the 5% Annually Compounding Death Benefit.

Retirement Income Choice Rider and Retirement Income Choice with Double Withdrawal Base Benefit Rider and Retirement Income Choice 1.2 IB Rider - Additional Benefits (Single Life and Joint Life Options): You may elect the Retirement Income Choice Rider or the Retirement Income Choice with Double Withdrawal Base Benefit Rider or the Retirement Income Choice 1.2 IB Rider with one or more of the following options - Death Benefit or Income Enhancement Benefit. The charge for each of these options is a percentage of the Withdrawal Base and is in addition to the base benefit fee.

Maximum Total Retirement Income Choice Rider Fees with Highest Combination of Benefits and Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees with Highest Combination of Benefits and Maximum Total Retirement Income Choice 1.2 IB Rider fees with Highest Combination of Benefits: After the fifth rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

Annuitization: You cannot annuitize before the fourth policy anniversary.

•	annuitization within one year from the time we apply the premium enhancement.

Please note: If we recapture the premium enhancement, it will be the dollar amount that we added to the policy, not a percentage of your policy value at the time of recapture. Thus, if your policy is worth less (or more) than at the time of purchase, the effect of the recapture on your policy value on a percentage basis may be greater (or less) than the original percentage added. You bear the investment risk on the premium enhancement.

Rider Fee. There is a daily charge for the premium enhancement rider at an annual rate of 0.25% (0.15% if Liquidity Rider is also elected) of the assets in each subaccount. In addition to the rider fee, the Company expects to use a portion of the mortality and expense risk fee, administrative charge and/or the surrender charge to pay the premium enhancement.

Other Terms and Conditions~~: If you elect this rider, you may not be able to elect other optional benefits or features. Please consult your registered representative for information concerning any such limitations.~~: If you elect this rider, you are not able to elect the Double Enhanced Death Benefit or the 5% Annually Compounding Death Beneft. Please consult your registered representative for information concerning any such limitations.

Termination. The rider is irrevocable.

The Internal Revenue Code generally requires that interests in a qualified policy be nonforfeitable, and it is unclear whether the premium enhancement feature is consistent with those requirements. Consult a tax advisor before purchasing this policy as a qualified policy.

The premium enhancement rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the premium enhancement rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

Beneficiary Earnings Enhancement - Extra II

The optional Beneficiary Earnings Enhancement - Extra II rider pays an additional death benefit amount when a death benefit is payable during the accumultion phase under your policy, in certain circumstances. The Beneficiary Earnings Enhancement - Extra II is only available for issue ages through age 75.

Beneficiary Earnings Enhancement - Extra II Benefit Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

•	If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all rider fees paid since the rider date.

•	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premiums added after the rider date.

The rider benefit percentage may vary but currently equals 30% for issue ages 0 - 70 and 20% for issue ages 71 - 75, based on the annuitant’s age.

No benefit is payable under the Beneficiary Earnings Enhancement - Extra II if the policy value on the date the death benefit is paid is less than the premium payments after the rider date.

Retirement Income Choice 1.2 IB

You may elect to purchase the optional Retirement Income Choice 1.2 IB rider which provides you with: (1) a guaranteed minimum income benefit; and (2) the opportunity for increases in the benefit base and benefit percentage. This rider is available during the accumulation phase, and requires that you ~~invest using~~ allocate 100% of your policy value according to either the Directed Allocation ~~Method~~option or the Open Allocation ~~M~~option both of which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income Choice 1.2 IB rider for a qualified policy.

Retirement Income Choice 1.2 IB – Base Benefit

This benefit is intended to provide a guaranteed minimum level of income in the future by guaranteeing a minimum amount you will have to apply to the rider benefit annuity payment option, regardless of the performance of the investment choices in the allocation method you select. Under this benefit, you can also withdraw up to the rider withdrawal amount each rider year from your policy value, starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday without causing an excess withdrawal and thereby decreasing your future available benefit annuity payment amount. A rider year begins on the rider date (the date the rider becomes effective) and on each anniversary ~~thereafter.~~of that date. All withdrawals before the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are ~~56~~66 years old. Further assume that you do not make any withdrawals or additional premium payments, no automatic step-ups occurred, but that after five years your policy value has declined to $90,000 solely because of negative investment performance. With an annual growth rate percentage of 5.0%, after 5 years the benefit base is equal to $127,628 ($100,000 x 1.055). You could withdraw up to $6,381 which is the applicable benefit percentage of 5.0% for the single life option multiplied by the benefit base of $127,628, each rider year until you elect to annuitize under the rider (assuming that you take your first withdrawal when you are age ~~61,~~71, that you do not withdraw more than the rider withdrawal amount in any one year, there are no future automatic step-ups, your policy value does not fall below ~~[$ , ],~~ $12,762 (this represents 200% of your rider withdrawal amount), and you annuitize before the ~~L~~last ~~D~~ date to ~~E~~elect ~~B~~ benefit ~~A~~ annuity ~~P~~ payments) and then receive benefit annuity payments for the rest of your life.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are ~~61~~71 years old. That excess withdrawal decreases your future rider withdrawal amount to $6,105.

See the “Appendix—Guaranteed Minimum Income Benefit Adjusted Partial Surrenders - Retirement Income Choice 1.2 IB Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•	If you elect this rider, then you cannot also elect the Double Enhanced Death Benefit nor the 5% Annually Compounding Death Benefit guaranteed minimum death benefit options.

•	You will begin paying the rider charge as of the date the rider takes effect, even if you do not elect to receive benefit annuity payments nor begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any benefit annuity payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your benefit percentage may be and the more opportunities you will have to lock in a higher benefit base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals or elect benefit annuity payments at the most financially beneficial time for you.

•

All policy value must be allocated according to the Designated Allocation ~~Method~~option or the Open Allocation ~~Method.~~option. You should consult with your registered representative to assist you in determining whether these investment methods are suited for your financial needs and risk tolerance.

•	Cumulative policy withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

•

An excess withdrawal may impact the rider withdrawal amount, ~~base benefit,~~benefit base, benefit annuity payment amount, and rider death benefit (if applicable) on a greater than dollar-for-dollar basis.

•	Any withdrawals from your policy will reduce your rider death benefit (if applicable).

•	Upon the death of the annuitant, the Retirement Income Choice 1.2 IB ~~r~~Rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. Prior to the election date, you can withdraw up to the rider withdrawal amount (after age 59) in any rider year from your policy value without causing an excess withdrawal. See “Benefit Base Adjustments” and “Rider Death Benefit Adjustments” ~~, below.~~below.

The rider withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the date that the rider is elected (“rider date”), then the rider withdrawal amount is equal to the benefit base multiplied by the benefit percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•	an amount equal to a minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform

Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years). O

•

~~o~~nly amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.

~~If your policy value falls below [ — -%] of the rider withdrawal amount the rider terminates. If your policy value falls to [ — -%] of the rider withdrawal amount, we will transfer your policy value from your investment options into a subaccount that invests in a money market fund or the fixed account and suspend any current systematic withdrawals (see Systematic Payment Option) to prevent unintended termination of the rider. If this occurs, you can either elect to annuitize and receive the benefit annuity payments guaranteed by this rider or tranfer back into one of the allocation methods and/or take additional withdrawals and risk termination of the rider.~~

If your policy value falls to 200% of the rider withdrawal amount, we will annuitize your policy according to the terms of this rider. If this occurs, you can elect to reject the annuitization (by notifying us within 30 days of the annuitization). If you reject the annuitization this rider will terminate and you lose all of its benefits and guarantees. (See Benefit Annuity Payments and Election Date for information concerning annuitization).

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	~~All policy value must be allocated to either the Designated Allocation Method or the Open Allocation Method.~~

•	All policy value must be allocated according to either the Designated Allocation option or the Open Allocation option. (See “Allocation Options and Restrictions,” below.)

•	~~If your policy falls below [ — -%] of the rider withdrawal amount this rider terminates.~~

•

If your policy falls below 200% of the rider withdrawal amount then the rider (and any additional options under the rider) will terminate and you will lose all benefits under the rider and any of its additional options that you elect.

•	You must elect to annuitize under the terms of this rider to receive benefit annuity payments.

Benefit Percentage. ~~Prior to~~Before the election date, we use the benefit percentage to calculate the rider withdrawal amount. On the election date we use the benefit percentage to calculate the benefit annuity payments. The benefit percentage is determined by the annuitant’s age (or the annuitant’s spouse if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday. The benefit percentage is as follows:

Age at time of first withdrawal	Benefit Percentage— Single Life Option		Benefit Percentage— Joint Life Option
0-58	0.0%		0.0%
59-69	~~5.0~~	~~%~~4.0%	~~4.5~~	~~%~~3.5%
70-79	~~6.0~~	~~%~~5.0%	~~5.5~~	~~%~~4.5%
≥ 80	~~7.0~~	~~%~~6.0%	~~6.5~~	~~%~~5.5%

Please note, once established, the benefit percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Benefit Base. ~~Prior to~~ Before the election date, we use the benefit base to calculate the rider withdrawal amount. On the ~~E~~election ~~D~~ date, we use the benefit base to calculate benefit annuity payments. The benefit base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the benefit base is equal to the benefit base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent benefit base adjustments.

Please note:

•

We determine the benefit base solely to calculate the rider withdrawal amount and benefit annuity payments. Your benefit base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the benefit base is generally equal to the policy value on the rider date, the rider withdrawal amount (and ultimately benefit annuity payments) may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the benefit base will equal the greatest of:

•	current benefit base;

•	the benefit base immediately before the rider anniversary, increased by the growth credit (see “Growth” below);

•	the policy value on any monthiversary, including the current rider anniversary (see “Automatic Step-Up” below).

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your benefit base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to ~~-%~~ 5% of the benefit base immediately before the rider anniversary (i.e., benefit base x ~~-).~~0.05).

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first ten rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the benefit base to an amount equal to the greater of (1) the highest policy value on any monthiversary during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary, if the benefit base after any annual growth credit is applied, is less than that amount. ~~Your~~The benefit percentage (as indicated in the benefit percentage table) will also ~~be reset~~ increase if ~~your benefit base increases due~~you have crossed into another age band prior to an automatic step-up. There are no automatic step-ups after the election date.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the base benefit, base benefit percentage and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after a rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in ~~a form satisfactory to us,~~ good order, at our ~~a~~Administrative and ~~s~~Service ~~o~~ Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Benefit Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the benefit base. Cumulative gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”~~) will reduce the benefit base, however, by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the policy value), possibly to zero. Benefit base adjustments occur immediately following excess withdrawals. See “~~) will reduce the benefit base, however, by the greater of the dollar amount of the excess withdrawal if the policy value is greater than the benefit base or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the benefit base), possibly to zero. Benefit base adjustments occur immediately following excess withdrawals. See “Appendix - Guaranteed Minimum Income Benefit Adjusted Partial Surrenders - Retirement Income Choice 1.2 IB Rider” ~~for examples showing the effect of hypothetical withdrawals in more detail including an excess withdrawal that reduces the benefit base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.~~for examples showing the effect of hypothetical withdrawals in more detail including an excess withdrawal that reduces the benefit base by a pro rata amount. the effect of an excess withdrawal is amplified if the policy value is less than the benefit base. Excess withdrawals may eliminate any guarantee offered by this rider. See the “Appendix - Guaranteed Minimum Income Benefit Adjusted Partial Surrenders -Retirement Income Choice 1.2 IB Rider” for examples showing the affect of hypothetical excess withdrawals in more detail.

Please note: We do not monitor for or notify you of excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals ~~thereby reducing~~that reduce or eliminat~~ing~~e your benefit on an accelerated basis.

Benefit Annuity Payments and the Election Date. To receive benefit annuity payments, you must annuitize the policy ~~prior to~~ before the ~~L~~last ~~D~~ date to ~~E~~elect ~~B~~ benefit ~~A~~ annuity ~~P~~ payments (and all other termination events). The annual amount of the benefit annuity payments is equal to the greater of:

•	benefit base on the election date multiplied by the benefit percentage being used for rider withdrawal purposes;

•	~~benefit base on the election date applied to the rider annuitization factors; or~~

•	policy value on the election date applied to the policy annuitization factors.

Allocation Options and Restrictions. If you elect this rider, you must allocate 100% of your policy value according to either the Designated Allocation ~~Method~~option or the Open Allocation ~~Method.~~option. Transfers will be permitted between the Designated Allocation ~~Method~~option and the Open Allocation ~~Method~~option at any time.

Designated Allocation ~~Method~~Option. Under the Designated Allocation ~~Method,~~option, you must designate 100% of your policy value into one or more of the designated investment options in the following designated investment classes:

~~Designated Investment Class 1~~

end of a guaranteed period. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.

Generally, transfers to the ~~OAM~~OA subaccounts first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although ~~we~~ the mathematical model may make transfers to the ~~OAM~~OA subaccounts when the policy value drops by less than 3%. ~~We~~ The mathematical model will not transfer more than 20% of the ~~[benefit base amount/policy value] at one time.~~ policy value to the OA subaccounts. If the policy value continues to fall, more transfers to the ~~OAM~~OA subaccounts will occur (up to 20% of the policy value, if necessary); however, no more than 30% of the ~~[benefit base amount/policy value]~~ policy value will be transfered to the OA~~M~~ subaccounts~~. Whe~~ (and if negat~~ra~~ive inves~~f~~tment performance cau~~r~~s~~,~~es the ~~transferred~~ percent of the policy value ~~is allocated~~ in the OA subaccounts to exceed 30%, then the ~~OAM subaccount(s) we deem appropriate.~~ mathematical model will transfer policy value back into your investment choices.) The policy value allocated to the ~~OAM~~OA subaccounts will remain there unless the performance of your chosen investment choices recovers sufficiently to enable us to transfer amounts back to your investment choices while maintaining the guarantees under the rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although ~~we~~the mathematical model may require a larger increase before transferring amounts back to your investment options.

Please note: ~~The OAM Transamerica ProFunds UltraBear VP subaccount invests in the Transamerica ProFunds UltraBear Portfolio which is designed to perform inversely to the             . Please read the prospectus for the Transamerica ProFunds UltraBear Portfolio to understand how its investment objective may affect your policy value if OAM Process transfers occur to the OAM Transamerica ProFunds UltraBear VP subaccount.~~ The OA Transamerica ProFunds UltraBear VP subaccount invests in the Transamerica ProFunds UltraBear Portfolio which is designed to seek daily investment results, before fees and expenses that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P 500 Index. Please read the prospectus for the Transamerica ProFunds UltraBear Portfolio to understand how its investment objective may affect your policy value if OA Method transfers occur to the OA Transamerica ProFunds UltraBear VP subaccount.

~~The Owner cannot allocate premium payments or transfers to the OAM investment options.~~

You cannot allocate premium payments or transfers to the OA subaccounts.

Please note:

•	If you no longer want to be subject to an allocation method, you will be required to terminate the rider. If you terminate the rider you will lose all of its benefits.

•

We can eliminate a designated investment option at any time. If a designated investment option is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated investment option to other designated investment options.

Manual Upgrades. You can upgrade the benefit base to equal the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, as long as the rider issue requirements for a new rider are met. At this time the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. If an upgrade is elected, then your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage (which may be higher or lower than your current rider fee percentage) ~~and~~ its own terms and same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Base Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will also be calculated for subsequent premium payments and excess withdrawals because these events will change the benefit base. The rider fee adjustment will be calculated using the same formula as the base rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for that same period. As with the rider fee adjustments calculated for transfers, the rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

Additional Option Fees. If you elect options with this rider, then you will be charged a fee for each option you elect that is in addition to the rider fee for the base benefit (see the Fee Table). Each additional fee is charged quarterly ~~prior to~~before annuitization and is a percentage of the benefit base on each rider anniversary.

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

Retirement Income Choice 1.2 IB Rider Issue Requirements

The Company will not issue the Retirement Income Choice 1.2 IB rider unless:

•	the annuitant is not yet age 86 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the Joint Life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

The Retirement Income Choice 1.2 IB rider and any additional options will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider ~~if~~provide that such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse, if that spouse continued the policy as the surviving spouse);

•	~~the business day following the Last Date to Elect Benefit Annuity Payments (as shown on the rider date page);~~

•	the business day following the last date to elect benefit annuity payments (as shown on the rider data page);

•	the election date;

•

~~annuitize (however, if you have reached your mandatory annuitization date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount); or~~

•	rejection of automatic annuitization;

•

annuitize (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

•	if your policy value falls below 200% of the rider withdrawal amount; or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a ~~mandatory annuitization~~ maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your ~~mandatory annuitization~~maximum annuity commencement date, we will allow you to annuitize your policy and

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). At the time you request a surrender, if interest rates set by the Company have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S	=	Gross amount being surrendered that is subject to the excess interest adjustment

G	=	Guaranteed interest rate in effect for the policy

C	=	Current guaranteed interest rate then being offered on new premiums for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to 2%.

M	=	Number of months remaining in the current option period, rounded up to the next higher whole number of months.

*	=	multiplication

^	=	exponentiation

The following examples are for illustrative purposes only and ore calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Excess Interest Adjustment Examples — (Continued)

Example 1 (Full Surrender, rates increase by 3%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = -3,052.00
Adjusted policy value	= policy value + excess interest adjustment
= 54,181.21 + (-3,052.00) = 51,129.21
Upon full surrender of the policy, the net surrender value (adjusted policy value less any surrender charge) will never be less than that required by the non-forfeiture laws of your state.

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Excess Interest Adjustment Examples — (Continued)

Example 2 (Full Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value	= 54,181.21 + 1,750.00 = 55,931.21
Upon full surrender of the policy, the net surrender value will never by less than that required by the non-forfeiture laws of your state. For the purpose of these illustrations no surrender charges are assumed.

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

On a partial surrender, the Company will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R - E + SC

R	=	the requested partial surrender;
E	=	the excess interest adjustment; and
SC	=	the surrender charges on (EPW - E); where
EPW	=	the excess partial withdrawal amount.

Excess Interest Adjustment Examples — (Continued)

Example 3 (Partial Surrender, rates increase by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000 ; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .065
M = 42
E = 15,818.79 * (.055 - .065) * (42/12) = -553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 - (-553.66) + 0.00) = 33,627.55

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .045
M = 42
E = 15,818.79 * (.055 - .045)* (42/12) = 553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 – 553.66 + 0.00) = 34,734.87

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

You may elect one of the following optional riders under the policy that offer guaranteed minimum withdrawal benefits - the the Living Benefits Rider, the Retirement Income Choice Rider, the Retirement Income Choice with Double Withdrawal Base Benefit Rider, or the Retirement Income Choice 1.2 IB Rider. Important aspects of each of these riders are summarized in the following chart.

Note: The the Living Benefits Rider, the Retirement Income Choice Rider, the Retirement Income Choice with Double Withdrawal Base Benefit Rider, or the Retirement Income Choice 1.2 IB Rider. and any additional options available under that rider, may vary for certain policies and may not be available for all policies; the Guaranteed Lifetime Withdrawal Benefit Riders may not be available in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2 IB
Benefit:	Benefit:	Benefit:	Benefit:
• Provides:	• Provides:	• Provides:	• Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”)—Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”)—a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(1) Guaranteed Minimum Income Benefit (“GMIB”)— i.e., a level of cash withdrawals regardless of the performance of the Designated Investment Option or the Open Allocation Option that you select.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2 IB

(4) Double Withdrawal Base Benefit—If you have not taken any withdrawals by the later of (A) during the first 10 rider years or (B) before the rider anniversary following the annuitant’s (or, the annuitant’s spouse, if younger and the joint life option is elected) attaining age 67, the withdrawal base on that rider anniversary will be the greater of (i) the withdrawal base as calculated under the rider or (ii) twice the sum of the withdrawal base on the rider date and any premiums received within 90 days of the rider date.

• Upgrades:	• Upgrades:	• Upgrades:	• Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (lower if required by state law).

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2 IB
	• Additional Options:	• Additional Options:	• Additional Options:

(1) Death Benefit Option— You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

(1) Death Benefit Option— You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

(1) Death Benefit Option— You may add an amount to the death benefit payable under the base policy.

(2) Joint Life Option—You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e. 180 days within the last 365 days).

You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2 IB
Availability:	Availability:	Availability:	Availability:

• 0 - 80 (unless state law requires a lower maximum issue age) ;	• Younger than age 86 (unless state law requires a lower maximum issue age) ;	• Younger than age 86 (unless state law requires a lower maximum issue age) ;	• Younger than age 86 (unless state law requires a lower maximum issue age) ;

• You cannot also elect the Double Enhanced Death Benefit or 5% Annually Compounding Death Benefit guaranteed minimum death benefit options.	• You cannot also elect the Double Enhanced Death Benefit or 5% Annually Compounding Death Benefit guaranteed minimum death benefit options.	• You cannot also elect the Double Enhanced Death Benefit or 5% Annually Compounding Death Benefit guaranteed minimum death benefit options.	• You cannot also elect the Double Enhanced Death Benefit or 5% Annually Compounding Death Benefit guaranteed minimum death benefit options.

Charge: 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.	Charges:	Charges:	Charges:

(1) for Base Benefit only—0.60% (single life) or 0.90% (joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

(1) for Base Benefit only—0.90% (single life and joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option— 0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

(1) for Base Benefit only: Designated Investment option - 0.40% to 1.25% (single life and joint life) of withdrawal base on each rider anniversary:

Open Investment Option - 1.10% (single life and joint life) of withdrawal base on each rider anniversary:

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee:

(3) with Income Enhancement—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Investment Restrictions:	Investment Restrictions:	Investment Restrictions:	Investment Restrictions:

•      Portfolio Allocation Method (“PAM”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

	• You must allocate 100% of your policy value to one or more investment options that we designate.	• You must allocate 100% of your policy value to one or more investment options that we designate.	• Designated Investment option—You must allocate 100% of your policy value to one or more investment options we designate.

•      Open Investment option (“OA”)—We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment choices that you select.

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2 IB
Annuitization: • Not required to receive benefits. • Subject to maximum annuity commencement date in Policy.	Annuitization: • Not required to receive benefits. • Subject to maximum annuity commencement date in Policy.	Annuitization: • Not required to receive benefits. • Subject to maximum annuity commencement date in Policy.	Annuitization: • Required prior to policy value falling below 200% of the rider withdrawal amount or benefit terminates. • Subject to maximum annuity commencement date in Policy.

APPENDIX

GUARANTEED MINIMUM INCOME BENEFIT

ADJUSTED PARTIAL SURRENDERS - RETIREMENT INCOME CHOICE 1.2 IB RIDER

When a withdrawal is taken, four parts of the minimum income benefit can be affected:

1.	Base Benefit (“BB”)

2.	Rider Withdrawal Amount (“RWA”)

3.	Rider Death Benefit (“RDB”)

4.	Benefit Annuity Payments (“BAP”)

Benefit Base. Gross partial withdrawals in a rider year up to the rider withdrawal amount will not reduce the benefit base. Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the benefit base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A)	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B)	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C)	is the benefit base prior to the withdrawal of the excess amount.

Rider Death Benefit. Gross partial withdrawals in a rider year up to the rider withdrawal amount will reduce the rider death benefit by the amount withdrawn (dollar-for-dollar). Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the rider death benefit by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A)	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B)	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C)	is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed minimum income benefit.

Example 1 (Base):

Assumptions:

Benefit Base (“BB”) = $100,000

Rider Withdrawal Amount (“RWA”) = 5% withdrawal would be $5,000 (5% of the current $100,000 benefit base)

Guaranteed Minimum Income Benefit — (Continued)

Gross Partial Withdrawal (“GPWD”) = $5,000

Excess Withdrawal (“EWD”) = None

Policy Value (“PV”) = $100,000

You = owner and annuitant, age ~~66~~71 at time withdrawals begin, which means Benefit Percentage is 5%.

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the rider since no more than $5,000 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the benefit base does not change.

Example 2 (Excess Withdrawal):

Assumptions:

BB = $100,000

RWA = 5% withdrawal would be $5,000 (5% of the current $100,000 benefit base)

GPWD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

You = owner and annuitant, age ~~66~~71 at time withdrawals begin, which means Benefit Percentage is 5%.

Result. Because there was an excess withdrawal amount, the benefit base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $5,000, the benefit base would remain at $100,000 and the rider withdrawal amount would be $5,000. However, because an excess withdrawal has been taken, the benefit base is also reduced (this is the amount the 5% is based on).

New benefit base:

Step One. The benefit base is reduced only by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the benefit base is affected by the excess withdrawal.

1. The formula is (EWD / (PV - 5% withdrawal)) * BB before any adjustments

2. ($2,000 / ($90,000—$5,000)) * $100,000 = $2,353

Step Three. Which is larger, the actual $2,000 excess withdrawal or the $2,353 pro rata amount? $2,353 pro rata amount.

Step Four. What is the new benefit base upon which the rider withdrawal amount is based? $100,000 - $2,353 = $97,647

Guaranteed Minimum Income Benefit — (Continued)

Result. The new benefit base is $97,647

New rider withdrawal amount:

Because the benefit base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Question: What is the new rider withdrawal amount?

$97,647 (the adjusted benefit base) * 5% = $4,882

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the benefit base (assuming there are no future automatic step-ups) is $4,882.

Example 3 (Base demonstrating growth):

Assumptions:

BB = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

BB in 8 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 8 = $147,745

RWA = 5% withdrawal beginning 8 years from the rider date would be $7,387 (5% of the then-current $147,745 benefit base)

GPWD = $7,387

EWD = None

PV = $90,000 in 8 years

You = owner and annuitant, age ~~58~~63 on rider issue; age ~~66~~71 at time withdrawals begin, which means benefit percentage is 5%.

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $7,387 is withdrawn in a rider year.

Result. In this example, because no portion of the withdrawal was in excess of $7,387, the benefit base does not change.

Guaranteed Minimum Income Benefit — (Continued)

Example 4 (Base demonstrating BB growth with Additional Death Payment Option):

Assumptions:

You = owner and annuitant, age ~~58~~63 on rider issue; age ~~66~~71 at time withdrawals begin, which means Benefit Percentage is 5%.

BB at rider issue = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

BB in 8 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 8 = $147,745

Rider Death Benefit (“RDB”) (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 8 years from the rider date would be $7,387 (5% of the then-current $147,745 benefit base)

GPWD = $7,387

EWD = None

PV = $90,000 in 8 years

Step One. Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $7,387 is withdrawn.

Step Two. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is $7,387 (there is no excess to deduct)

2.	$100,000 - $7,387 = $92,613.

Result. In this example, because no portion of the withdrawal was in excess of $7,387, the total benefit base does not change and the rider death benefit reduces to $92,613.

Example 5 (Base with BB growth with Additional Death Payment Option illustrating excess withdrawal):

Assumptions:

You = owner and annuitant, age ~~56~~61 on rider issue; age ~~69~~74 at time withdrawals begin, which means benefit percentage is 5%.

BB at rider issue = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

~~BB in 10 years (assuming an annual growth rate percentage of 5.0%) = the greater of $100,000 * (1 + .05) ^ 10 = $162,889, or $100,000 (premiums applied within 90 days of rider) * 2 = $200,000.~~

BB in 10 years (assuming an annual growth rate percentage of 5.0%) = the greater of $100,000 * (1 + .05) ^ 10 = $162,889.

RDB (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 10 years from the rider date would be ~~$10,000~~$8,144 (5% of the then-current ~~$200,000~~$162,889 benefit base)

GPWD = $15,000

~~EWD = $5,000 ($15,000 - $10,000)~~

Guaranteed Minimum Income Benefit — (Continued)

EWD = $6,856 ($15,000 - $8,144)

PV = $90,000 in 10 years

Step One. Is any portion of the total withdrawal greater than the rider withdrawal amount?

Yes. $15,000 - ~~$10,000~~$8,144 = ~~$5,000~~$6,856 (the excess withdrawal amount)

Step Two. Calculate how much of the rider death benefit is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% withdrawal)) * (RDB - 5% withdrawal)

2.	~~($5,000 / ($90,000 - $10,000)) * ($100,000 - $10,000) = $5,625~~($6,856 / ($90,000 - $8,144)) * ($100,000 - $8,144) = $7,694

Step Three. Which is larger, the actual ~~$5,000~~$6,856 excess withdrawal amount or the ~~$5,625~~$7,694 pro rata amount?

~~$5,625~~$7,694 pro rata amount.

Step Four. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is ~~$10,000~~$8,144 (RWA) + ~~$5,625~~$7,694 (pro rata excess) = ~~$15,625~~$15,838

2.	~~$100,000 - $15,625 = $84,375.~~$100,000 - $15,838 = $84,162.

Result. The rider benefit is ~~$84,375.~~$84,162.

Note: Because there was an excess withdrawal amount in this example, the benefit base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than ~~$10,000,~~$8,144, the benefit base would remain at ~~$200,000~~$162,889 and the rider withdrawal amount would be ~~$10,000.~~$8,144. However, because an excess withdrawal has been taken, the benefit base is also reduced.

New benefit base:

Step One. The benefit base is reduced only by the amount of the excess withdrawal or the pro rata amount if greater.

Step Two. Calculate how much the benefit base is affected by the excess withdrawal.

1.	The formula is (EWD/(PV - 5% withdrawal)) * BB before any adjustments

2.	~~($5,000 / ($90,000 - $10,000)) * $200,000 = $12,500~~($6,856 / ($90,000 - $8,144)) * $162,889 = $13,643

Step Three. Which is larger, the actual ~~$5,000~~$6,856 excess withdrawal amount or the ~~$12,500~~$13,643 pro rata amount?

~~$12,500~~$13,643 pro rata amount.

Guaranteed Minimum Income Benefit — (Continued)

Step Four. What is the new benefit base upon which the rider withdrawal amount is based?

~~$200,000 - $12,500 = $187,500~~$162,889 - $13,643 = $149,246

Result. The new benefit base is ~~$187,500~~$149,246

New rider withdrawal amount:

Because the benefit base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% benefit percentage guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new rider withdrawal amount?

~~$187,500~~$149,246 (the adjusted benefit base) * 5% = ~~$9,375~~$7,462

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the benefit base is ~~$9,375.~~$7,462.